 UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a) OF THE
INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940, as amended, and in connection with such notification of registration submits the following information:

Name:

Hatteras Ramius1099 Institutional Fund

Address of Principal Business Office  (No. & Street, City, State, Zip Code):

c/o Hatteras Capital Investment Management, LLC
8540 Colonnade Center Drive
Suite 401
Raleigh, NC 27615

Telephone Number (including area code):

(919) 846-2324

Name and address of agent for service of process:

David B. Perkins
8540 Colonnade Center Drive
Suite 401
Raleigh, North Carolina 27615

with a copy to:

Michael P. Malloy, Esquire
Drinker Biddle & Reath LLP
One Logan Square
18th & Cherry Streets
Philadelphia, PA 19103-6996

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

☒ Yes	☐ No

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, as amended, the registrant has caused this notification of registration to be duly signed on its behalf in the City of Raleigh and State of North Carolina, as of the 27th day of March, 2009.

Hatteras Ramius 1099 Institutional Fund

By:	/s/ David B. Perkins
Name: David B. Perkins
Title: Trustee